UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 0-22818
NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 11-K	☐	Form 20-F	☒	Form 10-Q	☐	Form N-SAR
For Period Ended: September 30, 2016

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
For the Transition Period Ended: ____________________________________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________________________________
Part I. Registrant Information
Full name of registrant: The Hain Celestial Group, Inc.

Former name if applicable: ________________________________________________________________________________

Address of principal executive office (Street and number): 1111 Marcus Avenue
City, State and Zip Code: Lake Success, NY 11042
Part II. Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Hain Celestial Group, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Form 10-Q”) by November 9, 2016, the original due date for such filing. As previously disclosed in the Company’s Current Report on Form 8-K filed on August 15, 2016, during its fourth quarter for the fiscal year ended June 30, 2016, the Company identified concessions that were granted to certain distributors in the United States. The Company is currently evaluating whether the revenue associated with those concessions was accounted for in the correct period and is also currently evaluating its internal control over financial reporting. The Audit Committee of the Company’s Board of Directors is conducting an independent review of these matters and has retained independent counsel to assist in that review. As a result, the Company cannot, without unreasonable effort or expense, file its Form 10-Q by the due date of November 9, 2016. The Company does not expect to file its Form 10-Q until the completion of the Audit Committee’s review of these matters, the audit process relating to the 2016 fiscal year and the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “Form 10-K”). While the Company continues to work expeditiously to conclude this review and file its Form 10-Q as soon as practicable, the Company does not anticipate filing the Form 10-Q within the five-day period provided by Rule 12b-25.
Part IV. Other Information
(1)    Name and telephone number of person to contact in regard to this notification

Pasquale Conte	516	587-5039
(Name)	(Area code)	(Telephone number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes    ☒    No

Annual Report on Form 10-K for the fiscal year ended June 30, 2016
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐    No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As previously disclosed in the Company’s Current Report on Form 8-K filed on August 15, 2016, the Company does not expect to achieve its previously announced guidance for fiscal year 2016. The independent review of the Audit Committee and the Company’s evaluation of the effectiveness of its internal control over financial reporting are ongoing. Therefore, the Company is unable to provide a reasonable estimate of the results of operations for the quarter ended September 30, 2016 until such review and evaluation are complete.
Certain statements contained in this Form 12b-25 constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are predictions based on expectations and projections about future events, and are not statements of historical fact. You can identify forward-looking statements by the use of forward-looking terminology such as “plan”, “continue”, “expect”, “anticipate”, “intend”, “predict”, “project”, “estimate”, “likely”, “believe”, “might”, “seek”, “may”, “remain”, “potential”, “can”, “should”, “could”, “future” and similar expressions, or the negative of those expressions. These forward-looking statements include the Company’s beliefs or expectations relating to the Company’s expectations relating to the filing of the Form 10-Q, the Form 10-K and the results of the ongoing review. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of Securities and Exchange Commission, the possibility that one or more material weaknesses in the Company’s internal control over financial reporting may be identified in connection with the ongoing review, the possibility that the ongoing review may identify errors, which may be material, in the Company’s revenue recognition accounting, whether investors should no longer rely upon previously issued financial statements, and the risk that the Company may need to restate its financial statements. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievements of the Company, and neither the Company nor any person assumes responsibility for the accuracy and completeness of these statements.

The Hain Celestial Group, Inc.
(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 10, 2016	By:	/s/ Pasquale Conte
		Name:	Pasquale Conte
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).